Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 96.40 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on March 12, 2013, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$10,251
Fiscal Agent’s fee, including printing and engraving the Securities	40,000
Printing expenses	37,500
Legal fees and expenses	40,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	430,000

Total	$557,751